FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of January 2007

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F_X_____      Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____       No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

Press Release: TTI Telecom Service Assurance Solutions Support IMS Networks, dated December 4, 2006.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        TTI Team Telecom International Ltd.



Date: January 2, 2007                   By:  /s/ Israel (Eli) Ofer
                                             ---------------------
                                             Israel (Eli) Ofer
                                             Chief Financial Officer

                                  EXHIBIT INDEX
Exhibit      Description
Number       of Exhibit


10.1 Press Release: TTI Telecom Service Assurance Solutions Support IMS Networks, dated December 4, 2006.

                                  EXHIBIT 10.1

FOR IMMEDIATE RELEASE



TTI Telecom Service Assurance Solutions Support IMS Networks
         Netrac suite adapted for deployment over new network structure and business model



Petach Tikva, Israel - December 4, 2006 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced today that its Netrac Next Generation Service Assurance Solution now has the capability to support IP Multimedia Subsystem (IMS) networks. The OSS product suite is tailored to function over the new network structure, as well as within its associated business model. This solution leverages TTI Telecom's current offering in supporting network transformation to IMS.

TTI Telecom's solution, with its proactive approach to service assurance, is an important tool in enabling service providers to extract maximum value from the IMS rollout. The key benefit IMS networks will bring to providers is the ability to offer a truly high-value service, including a diverse array of content and services, and flexibility in network access. Until now, the IMS business model ran the risk of a major setback in its initial entrance to the market, as many plans outlining its rollout overlooked the deployment of mechanisms to guarantee service quality in its early stages. Furthermore, customer demands on service quality from IMS networks are expected to be particularly strict, given its goal of premium QoS regardless of access technology or location. The availability of a proactive Service Assurance solution which supports IMS networks allows service providers to eliminate this risk and accelerate adoption in the market.

"As a leader in the field of service assurance, we feel it is very important for TTI Telecom to provide a solution to support IMS networks in their initial rollout," commented Avner Amran, VP Marketing and Business Development at TTI Telecom. "It is also becoming clear that a proactive solution will be most appropriate for IMS networks. If service providers aim for a higher value business model, customers are going to expect premium service quality. A successful IMS deployment requires OSS which can prevent service degradation and network downtime before the customer experience could be affected."

Netrac provides a unified network view integrating fault, performance and service management for a holistic view of service assurance based on all available information sources, including those provided by network resources, application servers, and active monitoring probes. The integration of Netrac FaM and PMM product lines enable service providers to detect and fix problems minimizing adverse impacts on customer service. The PMM xDR utilizes direct service measurement by aggregating and enriching diameter CDRs, IPDRs or SS7 CDRs, as well as enabling drill-down to the individual call level.

Such information may be processed by TrafficGuard, which forecasts performance degradation before customer quality of service is adversely affected through advanced traffic trend analysis. FaultPro enables automatic alarms resolution by either proactively triggering additional performance measurements or sending commands to the network based on a predefined knowledge base. In addition, ServiceImpact determines service impact of faults or resource degradation on end-user experience by correlating service degradation with network infrastructure.

About TTI Telecom

TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems (OSS) to communications service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, convergent network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 70 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.



Media Contacts:                                Yochi Eisner
                                               Director, Proposals and Marcom
                                               TTI Telecom

     Michael Horowitz                          info@tti-telecom.com
     NCSM, Strategic Marketing                 www.tti-telecom.com
     +972-2-5637527                            Tel: +972-3-926-9700
     mike@ncsm.co.il                           Fax: +972-3-922-1249